Exhibit 8.1

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Silver, Freedman, Taff & Tiernan LLP

A Limited Liability Partnership Including Professional Corporations

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June 8, 2021

Boards of Directors

Catalyst Bancorp, Inc.

St. Landry Homestead Federal Savings Bank

235 N. Court Street

Opelousas, Louisiana 70570

Re:	Federal Income Tax Opinion Relating to the Proposed Conversion of St. Landry Homestead Federal Savings Bank

Boards of Directors:

In accordance with your request, set forth below is the opinion of this firm relating to the material federal income tax consequences of the proposed conversion (the “Conversion”) of St. Landry Homestead Federal Savings Bank (the “Bank”) from a federal mutual savings bank to a federal stock savings bank (the “Stock Bank”), pursuant to a plan of conversion adopted by the Board of Directors of the Bank on January 27, 2021, as amended on April 28, 2021 (the “Plan”). In the Conversion, all of the Bank’s to-be-issued stock will be acquired by Catalyst Bancorp, Inc., a newly organized Louisiana corporation (the “Holding Company”). All capitalized terms used but not defined herein shall have the same meaning as set forth in the Plan.

For purposes of this opinion, we have examined such documents and questions of law as we have considered necessary or appropriate, including but not limited to the Holding Company’s Registration Statement on Form S-1 relating to the proposed issuance of up to 5,290,000 shares of common stock (at the adjusted maximum of the offering range), par value $.01 per share (the “Common Stock”), the Plan, the Federal Mutual Charter of the Bank, the proposed Federal Stock Charter of the Stock Bank, and the Articles of Incorporation and Bylaws of the Holding Company. We have also relied upon, without independent verification, the representations of the Bank and the Holding Company contained in their letters to us dated as of the date hereof. We have assumed and have not independently verified the authenticity of all original documents, the accuracy of all copies, and the genuineness of all signatures. We have further assumed the absence of adverse facts not apparent from the face of the instruments and documents we examined.

In issuing our opinion, we have assumed that both the Bank and the Holding Company will comply with the terms, covenants and conditions contained in the Plan, and that the various representations that are provided to us are accurate, complete, true and correct. Accordingly, we express no opinion concerning the effect of any variations from the foregoing. We specifically express no opinion concerning tax matters relating to the Plan under state and local tax laws and under federal income tax laws except on the basis of the documents and assumptions described above.

In issuing the opinions set forth below, we have relied solely on existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations (the “Regulations”) thereunder, current administrative rulings, notices and procedures, and court decisions. Such laws, regulations, administrative rulings, notices and procedures and court decisions are subject to change at any time. Any change could affect the continuing validity of the opinions set forth below. This opinion is as of the date hereof, and we disclaim any obligation to advise you of any change in any matter considered herein after the date hereof.

In rendering our opinion, we have assumed that the persons and entities identified in the Plan will at all times comply with applicable state and federal laws and the factual representations of the Bank and the Holding Company. In addition, we have assumed that the activities of the persons and entities identified in the Plan will be conducted strictly in accordance with the Plan. Any variations may affect the opinions we are rendering.

We emphasize that the outcome of litigation cannot be predicted with certainty and, although we have attempted in good faith to opine as to the probable outcome of the merits of each tax issue with respect to which an opinion was requested, there can be no assurance that our conclusions are correct or that they would be adopted by the Internal Revenue Service or a court.

BACKGROUND

The Bank is a federal mutual savings bank that is in the process of converting to a federal stock savings bank. As a federal mutual savings bank, the Bank has no authorized capital stock. Instead, the Bank in mutual form has a unique equity structure. A depositor in the Bank is entitled to payment of interest on his account balance as declared and paid by the Bank. A depositor has no right to a distribution of any earnings of the Bank except for interest paid on his deposit, but rather, the earnings become retained earnings of the Bank. However, a depositor has a right to share, pro rata with respect to the withdrawal value of his account, in any liquidation proceeds distributed in the event the Bank is liquidated. All of the interests held by a depositor cease when the depositor closes his account with the Bank. In connection with and at the time of the Conversion, Eligible Account Holders and Supplemental Eligible Account Holders will exchange their liquidation rights in the Bank for an interest in a liquidation account (the “Liquidation Account”) established at the Stock Bank.

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PROPOSED TRANSACTION

The Holding Company has been formed under the laws of the State of Louisiana for the purpose of the proposed transactions described herein, to engage in business as a savings and loan holding company and to hold all of the stock of the Stock Bank. The Holding Company will issue shares of its Common Stock upon completion of the Conversion, to persons purchasing the shares as described in greater detail below.

Following regulatory approval, the Plan provides for the offer and sale of Common Stock in a Subscription Offering pursuant to nontransferable subscription rights on the basis of the following preference categories: (i) Eligible Account Holders of the Bank, (ii) the Bank’s tax-qualified employee stock benefit plans, including the newly formed employee stock ownership plan, (iii) Supplemental Eligible Account Holders of the Bank, and (iv) Other Members of the Bank, all as described in the Plan. No subscriber will be allowed to purchase fewer than 25 shares of Common Stock. If shares remain after all orders are filled in the categories described above, the Plan calls for a community offering with a preference given to natural persons and trusts of natural persons residing in St. Landry Parish and the adjacent parishes in Louisiana, namely, Acadia Parish, Lafayette Parish, St. Martin Parish, Pointe Coupée Parish, Avoyelles Parish and Evangeline Parish (“Community Offering”), and a syndicated community offering (“Syndicated Community Offering”) for the shares not sold in the Community Offering.

Pursuant to the Plan, all such shares will be issued and sold at a uniform price per share. The aggregate purchase price at which all Common Stock will be offered and sold pursuant to the Plan will be equal to the estimated pro forma market value of the Bank, as converted. The estimated pro forma market value will be determined by RP Financial, LC., an independent appraiser. The conversion of the Bank from mutual-to-stock form and the sale of newly issued shares of the stock of the Stock Bank to the Holding Company will be deemed effective concurrently with the closing of the sale of the Common Stock.

OPINION OF COUNSEL

Based solely upon the foregoing information, we render the following opinions:

1.       The Conversion of the Bank from a federal mutual savings bank to a federal stock savings bank will constitute a reorganization within the meaning of Code Section 368(a)(1)(F), and no gain or loss will be recognized by either the Bank or the Stock Bank as a result of such Conversion. See Rev. Rul. 80-105, 1980-1 C.B. 78. The Bank and the Stock Bank will each be a party to a reorganization within the meaning of Code Section 368(b). Rev. Rul. 72-206, 1972-1 C.B. 104.

2.       No gain or loss will be recognized by the Stock Bank upon the receipt of money from the Holding Company in exchange for its shares or by the Holding Company upon the receipt of money from the sale of the Common Stock. Code Section 1032(a).

3.       The assets of the Bank will have the same basis in the hands of the Stock Bank as they had in the hands of the Bank immediately prior to the Conversion. Code Section 362(b).

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4.       The holding period of the Bank’s assets to be received by the Stock Bank will include the period during which the assets were held by the Bank prior to the Conversion. Code Section 1223(2).

5.       No gain or loss will be recognized by the account holders of the Bank upon the issuance to them of withdrawable deposit accounts in the Stock Bank in the same dollar amount and under the same terms as their deposit accounts in the Bank, and no gain or loss will be recognized by Eligible Account Holders or Supplemental Eligible Account Holders upon receipt by them of an interest in the Liquidation Account of the Stock Bank in exchange for their ownership interests in the Bank. Code Section 354(a).

6.       The basis of the account holders’ deposit accounts in the Stock Bank will be the same as the basis of their deposit accounts in the Bank surrendered in exchange therefor. Code Section 358(a). The basis of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s interests in the Liquidation Account of the Stock Bank will be zero, which is the cost of such interests to such persons.

7.       It is more likely than not that the fair market value of the nontransferable subscription rights to purchase the Common Stock will be zero. Accordingly, no gain or loss will be recognized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members upon the distribution to them of the nontransferable subscription rights to purchase the Common Stock. No taxable income will be realized by Eligible Account Holders, Supplemental Eligible Account Holders or Other Members as a result of the exercise of the nontransferable subscription rights. Rev. Rul. 56-572, 1956-2 C.B. 182.

8.       It is more likely than not that the basis of the Common Stock to the Holding Company’s shareholders will be the purchase price thereof. Section 1012 of the Code. The stockholder’s holding period will commence upon the exercise of the subscription rights. Section 1223(5) of the Code.

9.       For purposes of Section 381 of the Code, the Stock Bank will be treated as if there had been no reorganization. Accordingly, the taxable year of the Bank will not end on the effective date of the Conversion merely because of the transfer of assets of the Bank to the Stock Bank, and the tax attributes of the Bank will be taken into account by the Stock Bank as if there had been no reorganization. Treas. Reg. Section 1.381(b)-(1)(a)(2).

10.     The part of the taxable year of the Bank before the reorganization and the part of the taxable year of the Stock Bank after the reorganization will constitute a single taxable year of the Stock Bank.  See Rev. Rul. 57-276, 1957-1 C.B. 126. Consequently, the Bank will not be required to file a federal income tax return for any portion of the taxable year solely by reason of the Conversion. Treas. Reg. Section 1.381(b)-1(a)(2).

11.     The tax attributes of the Bank enumerated in Code Section 381(c) will be taken into account by the Stock Bank. Treas. Reg. Section 1.381(b)-1(a)(2).

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Notwithstanding any reference to Code Section 381 above, no opinion is expressed or intended to be expressed herein as to the effect, if any, of this transaction on the continued existence of, the carryover or carryback of, or the limitation on, any net operating losses of the Bank or its successor, the Stock Bank, under the Code.

Our opinion under paragraph 7 above is predicated on the representation that no person shall receive any payment, whether in money or property, in lieu of the issuance of subscription rights. Our opinions under paragraphs 7 and 8 are based on the fact that the subscription rights will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipient with the right only to purchase Common Stock at the same price to be paid by members of the general public in any Community Offering. We also note that RP Financial, LC. has issued a letter dated March 11, 2021 stating that the subscription rights will have no ascertainable market value. We further note that the Internal Revenue Service has not in the past reached a different conclusion with respect to the value of nontransferable subscription rights. If the subscription rights are subsequently found to have value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised), and the Holding Company and/or the Stock Bank may be taxed on the distribution of the subscription rights.

CONSENT

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement on Form S-1 (“Registration Statement”) of the Holding Company filed with the Securities and Exchange Commission, as an exhibit to the Form AC, Application for Approval of Conversion as filed with the Office of the Comptroller of the Currency, and as an exhibit to the Application FR Y-3 as filed with the Board of Governors of the Federal Reserve System (the “Filings”). We also hereby consent to the references to this firm in the prospectus which is a part of the Registration Statement and the Filings. In giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended. We further consent to the use of and reliance on this opinion by Castaing, Hussey & Lolan, LLC in issuing its state tax opinion to the Bank and the Holding Company.

Sincerely,

/s/ Silver, Freedman, Taff & Tiernan LLP

SILVER, FREEDMAN, TAFF & TIERNAN LLP

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